
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-1)

Under the Securities Exchange Act of 1934

Cordia Corporation

------------------------------------------------------

(Name of Issuer)

Common Stock, Par Value $.001 Per Share

-------------------------------------------------------------

(Title of Class of Securities)

21850P.200

----------

(CUSIP Number)

Patrick D. Freeman

2500 Silverstar Road, Suite 500

Orlando, Florida 32804

(407) 313-7090

March 14, 2005

--------------

(Date of Event Which Requires Filing of This Statement)

I ___ I

The filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g).


CUSIP NO. 21850P.200

1.  Name of Reporting Person.

Patrick Freeman

---------------------------------------------------------------------------------

2.  Check the appropriate box if a member of a group*

(A)

l___I

(B)

I___I

---------------------------------------------------------------------------------

3.  SEC Use Only

---------------------------------------------------------------------------------

4.  Source of Funds

PF

---------------------------------------------------------------------------------

5.  Check Box if Disclosure of Legal Proceedings Are Required Pursuant to Items

    2(d) or 2(e)                                                             I__I

---------------------------------------------------------------------------------

6.  Citizenship or Place of Organization

United States

---------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole Voting Power

  572,500

8.   Shared Voting Power

9.   Sole Dispositive Power

  572,500

10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person  572,500

---------------------------------------------------------------------------------

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   I__I

---------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)

12.5%

---------------------------------------------------------------------------------

14.  Type of Reporting Person

IN


ITEM 1.  Security and Issuer

This statement relates to 572,500 shares of common stock beneficially held by the reporting person.  The principal executive officers of the Issuer are located at 2500 Silverstar Road, Suite 500, Orlando, Florida, 32804.

ITEM 2.  Identity and Background

This statement is being filed by Patrick Freeman of 2500 Silverstar Road, Suite 500, Orlando, Florida 32804.  Mr. Freeman is the Chief Executive Officer, President, and Director of Issuer.

During the last five years, Mr. Freeman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Mr. Freeman is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

Of the shares held beneficially by Mr. Freeman, 62,500 shares were purchased with personal funds, 60,000 shares were issued to Mr. Freeman by grant of Issuer’s board of directors.

Item 4.  Purpose of Transaction

The Securities were acquired for investment purposes.  Subject to the limitations set forth in the Securities and Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Freeman may at any time determine to dispose of some or all of the Securities.  Any decision by Mr. Freeman to dispose of some or all of the Securities will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock of the Issuer, the terms and conditions relating to their sale, the prospects and profitability of the Issuer, other business and investment alternatives of Mr. Freemanand general economic and market conditions.

Except as set forth above, Mr. Freeman does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amounts of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or in dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate


structure;  (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;    (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange of 1934, as amendment; or (j) any action similar to any of those enumerated above.  Mr. Freeman may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5.  Interest in Securities of Issuer

(a)

The aggregate amount beneficially owned by Mr. Freeman is 572,500 shares of Common Stock, which represents 12.5% of the total outstanding shares of Issuer. Mr. Freeman is the direct beneficial owner of 122,500 shares of Common Stock of Issuer and 450,000 shares of Common Stock that may be purchased under currently exercisable options.  The options expire on March 25, 2008 and have an exercise price of $0.60 per share.

(b)

Mr. Freeman has sole voting and dispositive power of 572,500 shares of Issuer’s Common Stock.

(c)

Not Applicable

(d)

Not Applicable

(e)

Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

Item 7.  Material to Be Filed as Exhibits

Not Applicable

                            SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:  /s/  Patrick Freeman

-----------------------

Date:  March 14, 2005

Patrick D. Freeman